K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

Mary C. Moynihan D.202.955.7027 F.202.835.4150 molly.moynihan@klgates.com

April 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Columbia Acorn Trust

1933 Act Registration No. 2-34223

1940 Act Registration No. 811-1829

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Wednesday, April 14, 2010 with respect to the registration statement on Form N-1A (the “Registration Statement”) for Columbia Acorn Trust (the “Trust,” and each series thereof a “Fund”). For convenience, each of your comments is repeated below, with our responses immediately following.

All revisions to the Registration Statement made in our response to the Staff’s comments will be included in post-effective amendment no. 86 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 61 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement, which the Trust expects to file with the Commission pursuant to Rule 485(b) under the 1933 Act on or before April 27, 2010, which is the date on which post-effective amendment no. 85 under the 1933 Act and amendment no. 60 under the 1940 Act, filed on February 26, 2010 pursuant to Rule 485(a) under the 1933 Act, would become automatically effective.

1.	Comment. If the Funds will be issuing a summary prospectus in lieu of a full statutory prospectus in reliance on Rule 498 under the 1933 Act, please include (on the cover page or at the beginning of the summary prospectus) the legend required by Rule 498(b)(1)(v) and provide a draft of such legend to the Staff for review in advance of such inclusion.

Response. The Funds do not intend to issue a summary prospectus. Accordingly, the Rule 489(b)(1)(v) legend will not be included in the Funds’ prospectuses.

Columbia Acorn Trust

April 27, 2010

2.	Comment. Please confirm that the Statement of Additional Information (“SAI”) for the Funds includes the enhanced corporate governance disclosure required by Item 17(b) of Form N-1A.

Response. The Funds’ SAI includes the enhanced corporate governance disclosure required by Item 17(b) of Form N-1A.

3.	Comment. With respect to the section of the Funds’ prospectuses entitled “Portfolio Turnover,” either (1) add an appropriate caption to the Table of Contents in each prospectus or (2) indicate that the portfolio turnover disclosure is included as a sub-section under the heading “Fees and Expenses.”

Response. The portfolio turnover disclosure in each Fund’s prospectuses has been included as a sub-section under the heading “Fees and Expenses.”

4.	Comment. In the Funds’ Class A and C shares prospectuses, under the heading “Fees and Expenses of the Fund,” identify the page number of the section regarding sales charge and other discounts, pursuant to Item 3 of Form N-1A.

Response. The requested change has been made.

5.	Comment. In the Funds’ Class A and C shares prospectuses, under the heading “Shareholder Fees” delete footnote (a), which states: “This charge applies to investors who buy $1 million or more of Class A shares and redeem them within one year of purchase, with certain limited exceptions – See Choosing a Share Class – Sales Charges and Commissions for details. In addition, delete the cross-reference in footnote (b) which states: “See Choosing a Share Class – Sales Charges and Commissions for details.”

Response. Instruction 2(a)(i) to Item 3 of Form N-1A states that “[a] Fund may include in a footnote to the table…a narrative explanation of the sales charges (loads)….” We believe that the referenced footnote (a) is a proper “narrative explanation” of the contingent deferred sales charge applicable to Class A shares of the Fund. However, the requested change to delete the cross-reference from footnote (b) has been made with respect to both footnote (a) and footnote (b).

6.	Comment. The principal investment strategy disclosure in the Funds’ prospectuses, with the exception of Columbia Thermostat Fund, states that the Funds, under normal circumstances, invest a majority of their net assets in small- and mid-sized companies within certain capitalization ranges at the time of investment. Add to this disclosure a description of the types of securities of such companies in which the Funds invest (e.g., common stock, preferred stock, rights or warrants).

Response. The requested change has been made.

7.	Comment. The Funds’ prospectuses disclose that “Industry Sector Risk” is a principal risk of investing in the Funds. Add to the description of this risk – and to the description of each Fund’s principal investment strategies – any specific industry or industries in which the Fund principally invests.

Columbia Acorn Trust

April 27, 2010

Response. The Funds’ investments are not concentrated in any specific industry. Accordingly, and as discussed with the Staff, no changes have been made to the Funds’ prospectuses in connection with this comment.

8.	Comment. Each Fund’s prospectuses compare the Fund’s performance with one or more additional, supplemental benchmark indices in addition to the primary broad-based securities market index comparison required by Item 4(b)(2)(iii) of Form N-1A. Pursuant to Instruction 2(b) to Item 4(b)(2), under the heading “Average Annual Total Return as of December 31, 2009” in each Fund’s prospectuses, disclose information about the additional index (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response. The requested change has been made.

9.	Comment. In the Funds’ Class B shares prospectuses, remove the bullet point regarding the Class B shares conversion feature that appears within the “Example” under the heading “Fees and Expenses of the Fund.”

Response. The requested change has been made.

10.	Comment. In the prospectuses for Columbia Acorn International and Columbia Acorn International Select, remove footnote (c) regarding the redemption fee that appears with the “Shareholder Fees” table, and include that disclosure as a caption to the “Redemption Fee” line item within the table.

Response. The requested change has been made.

11.	Comment. In the prospectuses for Columbia Thermostat Fund, pursuant to Instruction 3(f) to Item 3 of Form N-1A, remove footnote (c) regarding acquired fund fees and expenses that appears with the “Shareholder Fees” table.

Response. The requested change has been made.

12.	Comment. In the prospectuses for Columbia Thermostat Fund, with respect to footnote (d) regarding the investment adviser’s contractual agreement to waive and reimburse certain expenses of the Fund through April 30, 2011 that appears with the “Shareholder Fees” table, pursuant to Instruction 3(e) to Item 3 of Form N-1A: (1) add one line item to the table showing the amount of the expense reimbursement or fee waiver and add a second line item to the table showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total operating expenses, both to appear, in the order described, directly below the “Total annual Fund operating expenses” line item; and (2) briefly describe who can terminate the arrangement and under what circumstances.

Response. The requested changes have been made.

13.	Comment. In the prospectuses for Columbia Thermostat Fund, pursuant to Instruction 3(vii) to Item 3 of Form N-1A, remove the last sentence of footnote (e) to the “Shareholder Fees” table that states: “The indirect expense ratio of the Fund may be higher or lower depending on the portion of the Fund’s assets allocated to each Portfolio Fund from time to time.”

Columbia Acorn Trust

April 27, 2010

Response. The requested change has been made.

14.	Comment. In the Funds’ SAI, the investment policies disclosed for Columbia Thermostat Fund do not comply with the requirements of Sections 8 and 13 of the 1940 Act in that the Fund does not show, as required, a fundamental policy regarding concentration of its investments in a single industry. The SAI does, however, disclose a non-fundamental policy regarding industry concentration for Columbia Thermostat Fund. Since the 1940 Act requires a vote of shareholder to change a fund’s fundamental policies, at the next meeting of Columbia Thermostat Fund’s shareholders, solicit a vote to change the Fund’s limitation on investments in a single industry from a non-fundamental to a fundamental policy.

Response. As discussed with the Staff, Columbia Thermostat Fund’s policy regarding industry concentration is statutorily required to be fundamental and should properly be characterized as “fundamental” in the Trust’s SAI. We concur with the Staff that the 1940 Act requires shareholder approval to change a fund’s fundamental policies; however, as discussed, we do not believe that shareholder approval is required to make fundamental a policy that must be fundamental by statute. Accordingly, we have re-characterized Columbia Thermostat Fund’s industry concentration policy in the Trust’s SAI as fundamental. The policy itself remains unchanged.

15.	Comment. A “Tandy” letter must accompany the Fund’s filing pursuant to Rule 485(b) under the 1933 Act, including the standard representations.

Response. Agreed.

In a written letter to accompany the 485(b) filing, the Trust will represent to the Commission that:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * *

We hope that the foregoing responses adequately address the comments. Should you have any questions, please do not hesitate to contact me at 202.778.9058.

Sincerely,

/s/ Mary C. Moynihan
Mary C. Moynihan